July 22, 2025

Alfred Poor
Chief Executive Officer
Ideanomics, Inc.
1441 Broadway , Suite 5116
New York , NY 10018

        Re: Ideanomics, Inc.
            Form 10-K for the fiscal year ended December 31, 2023
            File No 1-35561
Dear Alfred Poor:

        We issued comments to you on the above captioned filing on July 29, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 5, 2025.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing